Exhibit 12.1

Primo Water Corporation
Computation of Ratio of Earnings to Fixed Charges
(in thousands, except ratio amounts)

	Nine months ended,	Fiscal Year Ended December 31,
	September 30, 2017	2016	2015	2014	2013	2012
Earnings:
(Loss) income from continuing operations before income taxes	$(8,568)	$(5,898)	$2,153	$(13,064)	$(8,844)	$(94,211)
Add: Fixed charges	15,839	6,452	2,357	6,666	4,747	4,417
Earnings available for fixed charges	$7,271	$554	$4,510	$(6,398)	$(4,097)	$(89,794)

Fixed Charges:
Interest expense	$15,177	$6,023	$1,987	$6,325	$4,425	$4,043
Rental expense interest estimate	662	429	370	341	322	374
Total Fixed Charges	$15,839	$6,452	$2,357	$6,666	$4,747	$4,417

Deficiency of Earnings to Cover Fixed Charges	$-	$-	$-	$(13,064)	$(8,844)	$(94,211)

Ratio of Earnings to Fixed Charges	0.46	0.09	1.91	*	*	*

* During each of these periods, our earnings were inadequate to cover fixed charges. The amount of the deficiency for each period is set forth in the table above.